Exhibit 99.1

XP Inc.’s Statement Regarding Short Seller Allegations

São Paulo, Brazil, March 12, 2025 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, has reviewed the recent report published by Grizzly Reports (the “Report”), which contains misleading and inaccurate allegations regarding the Company’s business model, profitability, and operational practices and reaffirms its commitment to ethics, transparency, regulatory compliance, governance, and adherence to the law.

The Company complies with all applicable regulations and legislation and is supervised by the CVM, the Central Bank of Brazil, the SEC, and other regulatory authorities. Additionally, all its operations are regularly audited by top-tier independent institutions.

The Company is evaluating any and all appropriate legal measures that may be taken against Grizzly Research.

XP reiterates its commitment to the integrity and trust of its clients, partners, and shareholders and will continue to operate with the highest standards of ethics and transparency in the financial market.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

Investor Contact: ir@xpi.com.br

IR Website: investors.xpinc.com